China Du Kang Co., Ltd.

Town of Dukang, Baishui County	2840 Highway 95 Alt. S,
A-28,Van Metropolis,#35 Tangyan Road,	Suite 7
Xi'an, Shaanxi, PRC, 710065	Silver Springs, NV 89129
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July 7, 2011

John Reynolds, Assistant Director
Pamela Howell, Staff Attorney
Janice McGuirt, Staff Attorney
Brian McAllister, Staff Accountant
Office of Beverages, Apparel and
Health Care Services
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	China Du Kang Co., Ltd.
Form 10, Amendment 7
File No.: 0-53833
Form 10-K 2009
Form 10-K 2010
Form 10-Q

Dear Mr. Reynolds, Ms. Howell, Mr. McAllister and Ms. McGuirt:

Thank you for the comment letter of June 23, 2011. The Company requests a formal extension of ten (10) business days from the date of this letter in which to respond to your comments for the following reasons:

1.
Per the prior comment letters and our discussions we the Staff, the Company has learned that many of the issues derive from the Company’s limited experience in converting PRC GAAP to US GAAP. Up to the present the Company has relied upon its CFO, who is certified in China but not in the United States, and has some familiarity with U. S. GAAP but is not an expert. As a result, the figures contained in the quarterly and annual accountings have been called into question because the Company’s books are kept in PRC GAAP and the conversion to US GAAP is therefore a critical step in preparing the financial information required in the quarterly and annual filings. It follows that the internal controls of the Company are also in question.

As we advised, we set out to engage an independent CPA firm for the purpose of review of the conversion from PRC GAAP to US GAAP. We have interviewed a number of candidates and found the process more difficult and time consuming than we had expected.

From these efforts we identified and engaged SMC INTERNATIONAL GROUP, LTD. (“SMC”) www.smciltd.com, 15 Maiden Lane Suite 601, New York, NY 10038, Tel: 212.227.3300, Fax: 212.954.5000. Our contact in the New York office is Mr. Philip Kempisty, The firm also has offices in Hong Kong and we believe they are well versed in precisely the skills that are needed.

2.
Mr. Kempisty has reviewed the various comment letters, the filings and we have met on several occasions. We have been advised that the additional time is needed for SMC to complete its reviews and necessary revisions and to advise us as to changes that will be responsive to the various comments that are still outstanding.

3.
The delays in responding to the Staff’s comments were certainly not intended to show any disrespect to the Staff or to shirk our considerable duties in filing an adequate and appropriate response. Our reasoning was simply that the problems that were inherent in the first filings would also be extant in the amendments if we filed the amendments prior to making this engagement and altering our internal processes to address the inadequacy in our GAAP conversions.

4.
Now that we have engaged SMC we believe we have addressed the basic flaw in our financial presentation and can adequately address the Staff’s comment letters with the assurance that the PRC to US GAAP conversions have been made correctly.

The Company will endeavor to address each of the Staff’s comments and file an amended filing within the ten (10) business day period. We hope the Staff understands that the delays, while frustrating, were part of our attempts to fully respond to the outstanding issues in a manner that will hopefully bring the Company into full compliance with its obligations.

Should you require anything further, please let us know.

Thanks in advance,

Yours very truly,

China Du Kang Co., Ltd.

Wang Youngsheng